UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of February 2008

                        Commission File Number 001-33444

                                   Eurand N.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands

                 -----------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 is a press release by Eurand N.V., issued on February 21, 2008, announcing that the New Drug Application for Zentase(TM) (EUR-1008) has been granted priority review by the U.S. Food and Drug Administration.


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                                                                       Exhibit 1
[GRAPHIC OMITTED][GRAPHIC OMITTED]

Contacts:
Mario Crovetto                              Nick Laudico/Elizabeth Scott
Chief Financial Officer                     The Ruth Group
Eurand N.V.                                 646-536-7030/7014
+39 02 95428 521                            nlaudico@theruthgroup.com
mario.crovetto@eurand.com                   escott@theruthgroup.com

               Eurand Granted Priority Review for Zentase(TM) NDA

Philadelphia, PA - February 21, 2008 - Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, announced today that the New Drug Application ("NDA") for Zentase(TM) (EUR-1008) was accepted and has been granted priority review by the United States Food and Drug Administration (FDA).

Gearoid Faherty, Chief Executive Officer of Eurand, commented, "We are extremely pleased with the FDA decision to grant Zentase priority review. We understand that the typical FDA review period of a drug with priority review status is six months versus a standard 10-month review. In the interim, we remain focused on the build-out of our U.S. specialty sales force in preparation for the potential commercialization of Zentase."

Zentase is a porcine-derived pancreatic enzyme replacement therapy which is being developed to treat pancreatic insufficiency, a condition associated with CF, chronic pancreatitis and other conditions. The product is a highly stable formulation that includes eight key enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions necessary for proper human digestion. Eurand completed its rolling NDA submission in December 2007.

About Eurand

Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate, Zentase, intended for the treatment of Exocrine Pancreatic Insufficiency and has submitted an NDA for this product. Eurand's technology platforms include bioavailability enhancement of poorly soluble drugs, customized release, taste-masking/fast-dissolving formulations and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.


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This release, and oral statements made with respect to information contained in this release, constitutes forward-looking statements. Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact including, but not limited to our plans for our NDA filing, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. The words "potentially", "could", "calls for" and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include risks associated with the possibility that the FDA refuses to approve our NDA; the outcome of any discussions with the FDA; and unexpected delays in preparation of materials for submission to the FDA as a part of our NDA filing. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  February 25, 2008                     EURAND N.V.



                                             By: /s/ Manya S. Deehr
                                                --------------------------------
                                                Manya S. Deehr
                                                Chief Legal Officer & Secretary